Exhibit 99.1

ELBIT IMAGING ANNOUNCES DISPUTE AMONG PLAZA'S CENTERS N.V. ISRAELI BONDHOLDERS

Tel Aviv, Israel, September 27, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that its subsidiary, Plaza Centers N.V. (“Plaza”), announced that a dispute has arisen between Plaza's Israeli series A bondholders and Plaza's Israeli series B bondholders as to the allocation of funds received from sale of Plaza's real estate assets.

Notwithstanding the above, Plaza announced that in accordance with the provision of its debt restructuring plan ("Plan") it intends to repay to its bondholders in Poland, Israeli series A bondholders and Israeli series B bondholders (during October 2017), an aggregate amount of approximately €18,800,000 million, representing 75% of the funds Plaza received in the last quarter from sale of real estate assets (“Mandatory Repayment Amount”) to be allocated as follows: (i) Polish bondholders - 8.33%, as determined in the plan; (ii) Israeli series A bondholders - 21.23%, as determined in the plan; (iii) Israeli series B bondholders - 31.16% which is the proportional amount that corresponds to the ratio between the outstanding debts of the two Israeli series of bonds.

Plaza intends to deposit the remainder of the Mandatory Repayment Amount with a third-party trustee for the benefit of Israeli series A and series B bondholders and to submit a petition to the competent court in Israel requesting instructions with regard to the allocation of the remainder of the Mandatory Repayment Amount.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com